SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 2021

Commission File Number: 001-39543

VIA optronics AG

(Registrant’s name)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 23, 2021, VIA optronics AG announces that it will be showcasing its innovative technologies at the 28th Vehicle Display & Interfaces Symposium

EXHIBITS

99.1	Press Release: VIA optronics AG to Showcase Innovative Technologies at the 28th Annual Vehicle Display & Interfaces Symposium

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: September 23, 2021	By:	/s/ Jürgen Eichner / Dr. Markus Peters
	Name:	Jürgen Eichner / Dr. Markus Peters
	Title:	Chief Executive Officer / Chief Financial Officer